Exhibit 99.1

44th Floor 1 First Canadian Place Toronto Canada M5X 1B1	Tel 416 863 0900 Fax 416 863 0871 www.dwpv.com

January 9, 2006	Jay A. Swartz Dir 416.863.5520 jswartz@dwpv.com
File No. 211371

BY FAX AND COURIER

Mr. Bruce McNew
Taylor & McNew LLP
3711 Kennett Pike, Suite 210
Greenville, DE 19807

Dear Bruce:

Hollinger International Inc.

We acknowledge receipt of your letter of January 4, 2006.

I think that there will be little purpose served in debating each of the statements in your letter. Suffice it to say that we continue to find the assertion that International was the only victim of certain individuals serving as officers and directors of both Inc. and International to be both offensive and factually inaccurate. The public shareholders of Inc. have also suffered from the conduct of those individuals. Whatever obligations these corporations have to each other will be sorted out in a court of law. However, nothing in the makeup of Inc. or in the conduct of its business undermines the fact that Inc. has voting control of International. I must note the following:

1.	To quote Vice Chancellor Strine:

"When International went public in the early 1990s, public investors were put on notice that Inc. had voting control and that this would limit the opportunity for public stockholders to benefit from transactions that did not have Inc.'s support. In particular, they were notified that Inc. would have substantial clout to block any takeover bid it did not favour."

2.	The Board of Directors of Inc. has fiduciary obligations to the shareholders of Inc. and cannot unilaterally give up rights which Inc. has without consideration.

We think it is somewhat disingenuous of the shareholders of International to expect Inc. to forgo the voting rights to which it is entitled without any meaningful consideration or protection. Inc. has a duty to its public shareholders to protect its investment in International.

We can assure you that Inc. has a common interest with the other shareholders of International in wanting to maximize the value of International and to ensure that the Board of International conducts itself on a businesslike basis with this objective in mind. To this end, we have advised you that Inc. is supportive of a well-run process to explore the strategic options available to International and is also supportive of a distribution of any excess cash in the hands of International to its shareholders as a group. In this regard, we believe that Inc.'s interests are well aligned with those of Cardinal Value.

Yours very truly,

/s/ Jay A. Swartz

Jay A. Swartz

JAS/nh

cc	R. Benson
J. Wright
S. Beck
D. Drinkwater
D. Rattee
N. Glassman
N. Eimer